February 16, 2021

VIA EDGAR

Sonny Oh, Esq.
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Post-Effective Amendment No. 4 to the
Registration Statement on Form N-6
    SEC File Nos. 333-214403 and 811-23209
    Allstate Assurance Co Variable Life Separate Account (Registrant)
    Allstate Assurance Company (Depositor)

Dear Mr. Oh:

On behalf of the above-referenced Registrant, below are responses to Staff comments received orally on Tuesday, January 26, 2021 on the registration statement noted above. Included in this submission are a revised prospectus, Statement of Additional Information, Part C, and Initial Summary Prospectus. They are tracked to show the changes described below.

The Staff’s comments and our responses are as follows:

1.Comment: Front Cover: Series class identifier in EDGAR must exactly match the policy name on front cover.
a.Response: We have updated the front cover to state “FutureVest Variable Universal Life”.

2.Comment: Front Cover: Use exact names from EDGAR, including registrant name.
a.Response: We have updated the front cover to state “Allstate Assurance Co Variable Life Separate Account”.

3.Comment: Front Cover: Disclose all material state variations.
a.Response: We have updated third sentence in the second paragraph to read “The Policy is not available for sale in the state of New York.”

4.Comment: Front Cover: Net premium allocated: disclose both types of refund, return of contract value /return of premium state.
a.Response: We have added to the third paragraph “Upon cancellation, you will receive either a full refund or the amount you paid with your application or your total Policy Value.” to conform with the Form N-6 Instructions (“Instructions”) and deleted the prior language describing the amount returned at cancellation.

5.Comment: Be consistent with term “Policy” instead of using “Contract”.
a.Response: We have updated the prospectus to reflect “Policy” as applicable.

6.We have added information regarding the pending sale of Allstate Assurance Company on the cover page.

Sonny Oh, Esq.
February 16, 2021

7.Comment: Table of Contents: Add page numbers and cross references to Table of Contents.
a.Response: We have added page numbers and hyperlinks to the Table of Contents.

8.Comment: Table of Contents: “Premiums” is included twice in Purchase of Policy and Premiums caption.
a.Response: We have removed the extra “Premiums” text from this heading in the Table of Contents.

9.Comment: Definitions: “Company” definition is redundant; consider including "AAC" because it is used later in prospectus.
a.Response: We have updated the “Company” definition to reference “AAC” instead of “Allstate Assurance Company”

10.Comment: Definitions: “We, Us, Our” definition is redundant; consider including “AAC” since used later in prospectus.
a.Response: We have updated the definition of “We, Us, Our” to reference “AAC” instead of “Allstate Assurance Company”

11.Comment: Page 7: Delete introductory paragraph before Important Information table.
a.Response: We have removed the introductory paragraph.

12.Comment: Page 7: Charges for Early Withdrawals – Maximum surrender charge, $47.49, should be a percentage
a.Response: We have updated the first sentence of the second paragraph to “If the investor surrenders the Policy within the first 10 policy years, he or she will be assessed a maximum surrender charge of up to 100% of the Policy Value. The maximum surrender charge factor is $47.49 per $1000 of Face Amount.”

13.Comment: Page 7: Transaction Charges – conform to Instructions (charges to exercise certain contract benefits) or confirm it is in compliance with Instructions.
a.Response: We have added as the last sentence of the paragraph “Fees may also be charged to exercise optional benefits”.

14.Comment: Page 7: Ongoing Fees - Reference loans.
a.Response: We have added the following text “Loan interest will be charged if you have taken out a loan on your Policy. A policy fee is charged monthly. This charge compensates us in part for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

A per $1000 of face amount administrative charge is charged monthly. This charge covers administration expenses and issuance costs.

The mortality and expense risk charge is calculated and charged monthly as a percentage of the net Policy Value allocated to the Sub-Accounts. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies.”

15.Comment: Page 7: Investment Options – Revise to “Portfolio Company” fees and expenses.
a.Response: We have made this update.

Sonny Oh, Esq.
February 16, 2021

16.Comment: Page 8: Risk of Loss, and Not a Short-Term Investment – Revise cross references to match cross-referenced heading: “Principal Risks of Investing in the Policy”.
a.Response: We have made this change.

17.Comment: Page 8: Risks Associated with Investment Options - Cross referenced sections are not appropriate sections to reference. Revise cross reference to “Principal Risks of Investing in the Policy”.
a.Response: We have made this change.

18.Comment: Page 8: Insurance Company Risks - Correct caption to cross reference to “General Account and Financial Condition of Allstate Assurance Company”.
a.Response: We have updated the cross reference to “General Account and Financial Condition of Allstate Assurance Company”.

19.Comment: Page 8: Contract Lapse - see Instructions - caption should be “Contract Lapse” not “Policy Lapse”.
a.Response: We have made this change.

20.Comment: Page 8: Cyber Security Risk – Delete this section here and include in the Risk section.
a.Response: We have removed this section from the prospectus and have added it to the Statement of Additional Information – General Information and History - Non-Participating Risks of Investing”.

21.Comment: Page 8: Investments – Revise caption from “Investment Options” to “Investments” in accordance with Instructions.
a.Response: We have made this change.

22.Comment: Page 8: Investments – Include the first two sentences in Appendix B.
a.Response: We have made this change.

23.Comment: Page 8: Investments – Provide a different cross reference that refers to funds instead of sub-accounts.
a.Response: We updated the cross reference to “Changes to the Separate Account - Additions, Deletions and Substitutions of the Securities”.

24.Comment: Page 8: Investments - Provide a cross reference for information regarding the right to limit transfers.
a.Response: We have added “Transfers – General”.

25.Comment: Page 8: Investments - Delete the caption “Transfers” and incorporate information with Investments.
a.Response: We have made this change.

26.Comment: Page 9: Optional Benefits – Revise the cross referenced caption to "Death Benefits and Optional Insurance Benefits".
a.Response: We have updated the cross reference to “Other Benefits Available Under the Policy” as we believe that is the correct cross reference caption.

27.Comment: Page 9: Optional Benefits – Comply with the requirement in the Instructions to include information regarding withdrawals that exceed limits, if applicable.
a.Response: This provision is not applicable, so we have not included it.

Sonny Oh, Esq.
February 16, 2021

28.Comment: Page 9: Taxes – Delete Information after the first paragraph and replace with disclosure from Form Instruction 5(2).
a.Response: We have updated the language to add “The death benefit of a life insurance policy that was transferred for value may be subject to ordinary income taxes.”

29.Comment: Page 9: Taxes – Include disclosure regarding no additional benefits if purchased through a tax qualified plans and IRAs if those are purchase options under the policy.
a.Response: We have not included information regarding tax-qualified plans or IRAs as they are not permitted purchasers.

30.Comment: Page 9: Taxes – If “Estate taxes may apply” only refers to life settlements and not in general, delete here and include in Tax section.
a.Response: Estate taxes may apply to additional factual scenarios such as complex estate or business planning, so we have left this language in this section.
31.Comment: Page 9: Investment Professional Compensation - Second and third paragraphs should be deleted or revise to make more general. Provide disclosure provided by the Instructions.
a.Response: We have deleted the paragraphs and updated the last paragraph to read “From time to time, we pay asset-based compensation to broker-dealers. We may also pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These investment professionals may have a financial incentive to offer or recommend the Policy over another investment.”

32.Comment: Page 9: Exchanges – Add disclosure provided by Instructions item 8(b)(3). Page 23 is the appropriate cross reference or add another cross-reference.
a.Response: We have updated the cross reference to “Charges and Deductions – Commissions Paid to Broker-Dealers and Surrender Charges”. There is no conversion or exchange right for the policy so we have not provided a cross reference relevant to Instruction 8(b)(3).

33.Comment: Page 9: Overview, What Premium Payments are Required Under the Policy - Add disclosure for Instruction item 3(b)(4) that insufficient premiums may result in lapse.
a.Response: We have added as the last sentence of the first paragraph under “What Premium Payments are Required Under the Policy” “Payment of insufficient premiums may result in a lapse of the Policy.”

34.Comment: Page 10: Overview, What Premium Payments are Required Under the Policy - bold sentence that additional information about each Portfolio Company is available in Appendix B. Reference that the relevant appendix is Appendix B.
a.Response: We have made this change.

35.Comment: Page 10: Overview, What are the Primary Features of the Policy?, Loan Provisions - Confirm that taking a loan will reduce the death proceeds.
a.Response: We confirm that taking a loan will reduce the death proceeds.

36.Comment: Pages 10 and 11: Overview, What are the Primary Features of the Policy?, Riders – Shorten descriptions and make more concise; provide general idea of what each rider does.
a.Response: We have made this change to all the riders.

37.Comment: Page 11: Overview, What are the Primary Features of the Policy?, Riders, Accelerated Death Benefit Rider, Terminal Illness and Accelerated Death Benefit Rider, Chronic Illness – Only

Sonny Oh, Esq.
February 16, 2021

include the first sentence. Reconcile throughout that there is no additional cost for the rider as the Fee Table includes a fee.
a.Response: We have made this change. We have made additional updates throughout to clarify that there is no cost for the rider, but that there is a charge when the benefit is exercised.

38.Comment: Page 11: Overview, What are the Primary Features of the Policy?, Riders, Accelerated Death Benefit Rider, Chronic Illness – Reference to inability to offer some benefits if the policy is issued in connection with a qualified plan should be added to the limitations in the Optional Benefits Table.
a.Response: We do not offer the Policy to IRA’s or qualified plans, so we have not made this addition to the Optional Benefits Table and have deleted the reference in this section.

39.Comment: Page 13: Overview, What are the Primary Features of the Policy?, Other Benefits - Shorten descriptions and make more concise shorten and make more concise; limit to the first paragraph.
a.Response: We have made this change.

40.Comment: Page 13: Explain supplementally why the questionnaire and associated recommendations is not investment advice requiring registration under the Investment Advisors Act of 1940, provide a copy of questionnaire, and explain how it is used in practice.
a.Response: We will provide this information in a separate, supplemental response.

41.Comment: Page 11: Fee Table - Delete “or take a policy loan” at end of second paragraph.
a.Response: We have made this change.

42.Comment: Page 11: Fee Table, Transaction Fees, Premium Expense Charge - Add “Maximum” before “Premium Expense Charge”.
a.Response: We have made this change.

43.Comment: Page 14: Fee Table, Transaction Fees, Premium Taxes - Delete row since premium taxes are included in Premium Expense Charge.
a.Response: We have made this change.

44.Comment: Page 11: Fee Table, Transaction Fees, Surrender Charge – Include an example of a representative investor as charge depends on investor characteristics, follow Instruction footnote 3(b)(i)-(iii). Follow COI example format for Surrender Charge example.
a.Response: We have added a Surrender Charge example and included the applicable footnote.

45.Comment: Page 12: Fee Table, Transaction Fees, Loan Interest Rate - Move both rows discussing loan interest rates to Periodic Charges Other Than Annual Portfolio Company's Expenses.
a.Response: We have made this change.

46.Comment: Page 11: Fee Table, Transaction Fee, Loan Interest Rate - Delete double asterisk and triple asterisk footnotes.
a.Response: We have removed the asterisks.

47.Comment: Page 12: Fee Table, Transaction Fees - Add “annually” for percentages.
a.Response: We have added “annually” to the “Loan Interest Rate”.

48.Comment: Page 12: Fee Table, Transaction Fees - Add frequency of when charge is taken, e.g., monthly.

Sonny Oh, Esq.
February 16, 2021

a.Response: We have updated the frequency for the “Loan Interest Rate” to “on Policy Anniversary, if applicable”.

49.Comment: Page 12: Fee Table, Periodic Charges Other Than Annual Portfolio Company's Expenses - Disclose the basis of the charge – per $1000, such as “Face Amount”, for all items in this table.
a.Response: We have made this change.

50.Comment: Page 12: Fee Table, Periodic Charges Other Than Annual Portfolio Company's Expenses - Remove line between COI row and example for a representative insured.
a.Response: We have made this change.

51.Comment: Page 12: Fee Table, Periodic Charges Other Than Annual Portfolio Company's Expenses, Mortality and Expense Risk Fees - make clear that the percentages are annual and are annualized charge unless it is monthly. All ongoing charges shown as a percentage should show annualized charges.
a.Response: Response: We updated the “Mortality and Expense Risk Fee” to reflect monthly percentages as the charge is paid monthly as is noted in the table.

52.Comment: Page 12: Fee Table, Periodic Charges Other Than Annual Portfolio Company's Expenses - add “Optional Benefit Charges” heading above “Rider Charges” section. Make each rider its own row with a line between each rider.
a.Response: We have made these changes.

53.Comment: Page 12: Fee Table, Periodic Charges Other Than Annual Portfolio Company's Expenses, Rider Charges – Accidental Death Benefit Rider, Continuation of Payment Rider ADB, and Guaranteed Insurability Rider needs to include an example of the charge for a representative insured if the charge varies by characteristics. Unclear how information shown relates to the actual charge. Also need example if the Children’s Level Term Rider charge varies by insured’s characteristics. See Form Instructions 3(b) footnote.
a.Response: We have added examples and footnotes for the Optional Riders. The Children’s Level Term Rider cost does not vary by insured’s characteristics.

54.Comment: Page 13: Fee Table, Periodic Charges Other Than Annual Portfolio Company's Expenses, Rider Charges – Accelerated Death Benefit Rider, Terminal Illness, Accelerated Death Benefit Rider, Chronic Illness, and Overloan Protection Rider need to be listed in Transaction Fees and deleted in this table.
a.Response: We have moved these to the “Transaction Fees” table.

55.Comment: Page 13: Fee Table, Portfolio Company's Annual Expenses - In narrative, “Portfolios” should be plural. Use consistent terminology, e.g., “Portfolio Companies” used in next sentence.
a.Response: We changed to “Portfolio Company”.

56.Comment: Page 13: Fee Table, Portfolio Company's Annual Expenses - Specify “Appendix B”.
a.Response: We made this change.

57.Comment: Page 13: Fee Table, Portfolio Company's Annual Expenses - Delete last sentence of narrative.
a.Response: We made this change.

Sonny Oh, Esq.
February 16, 2021

58.Comment: Page 13: Principal Risks of Investing in the Policy - Include all principal risks identified in Important Information table above. Add Loan risk. Confirm there are no additional principal risks, e.g., cyber security.
a.Response: We added “Risks Associated with Investments, Insurance Company Risks, and Policy Lapse”. We confirm there are no additional principal risks. We have provided the non-principal risks in the SAI.

59.Comment: Page 13: Principal Risks of Investing in the Policy, Investment Performance – Disclose that investor can lose money by investing in policy.
a.Response: We added “You can lose money by investing in the Policy.” as the first sentence of “Risk of Loss”.

60.Comment: Page 13: Principal Risks of Investing in the Policy, Access to Cash Value - Revise “may” deduct a surrender charge to “will”.
a.Response: We made this change.

61.Comment: Page 13: Principal Risks of Investing in the Policy, Access to Cash Value - Include a disclosure if there are charges for partial withdrawal.
a.Response: We added “We deduct a partial withdrawal service fee of the lesser of 2% of the amount withdrawn, or $25, from the remaining Policy Value for a partial withdrawal.”

62.Comment: Page 13: Principal Risks of Investing in the Policy, Tax Consequences – Confirm the accuracy of the following sentence: Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Expand on negative consequences of a policy becoming a MEC.
a.Response: We confirm that “Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary.” is accurate. We added to the end of the third paragraph under “Tax Consequences” - “For more information on the consequences of a Policy becoming a modified endowment contracts, see Federal Taxes -Modified Endowment Contracts.” as the negative tax consequences of a policy becoming a MEC are discussed in this section.

63.Comment: Page 14: General Description of Depositor, Registrant, and Sub-Accounts, General Account and Financial Condition of Allstate Assurance Company - Specify all guarantees and benefits funded by the general account are subject to the financial strength and claims paying ability of the company in accordance with Forms Instruction item 8c. Could incorporate the disclosure under the Fixed Account disclosure on page 25.
a.Response: We added to this section “All guarantees and benefits funded by the general account are also subject to AAC’s financial strength and claims paying ability.”

64.Comment: Page 14: General Description of Depositor, Registrant, and Sub-Accounts, Cyber Security and Business Continuity Risks – If a principal risk, move this section to principal risk section. If not a principal risk, move to the SAI.
a.Response: We have removed this section from the prospectus and have added it to the Statement of Additional Information – General Information and History - Non-Participating Risks of Investing”

65.Comment: Page 15: General Description of Depositor, Registrant, and Sub-Accounts, Sub-Accounts - Consider re-labelling as Portfolios instead of Sub-Accounts and adjust as needed to be consistent use of terms.

Sonny Oh, Esq.
February 16, 2021

a.Response: We have reviewed the use of the terms Portfolios and Sub-Accounts throughout the prospectus and continue to use the term “Sub-Account” as that term is used in the Policy. We have, however, deleted the word “variable” when describing “Sub-Account” as that appears redundant with the definition of “Sub-Account”. We have also revised all references of “Portfolio” to “Portfolio Company” for consistency.

66.Comment: Page 15: General Description of Depositor, Registrant, and Sub-Accounts, Sub-Accounts – Last two sentences of first paragraph regarding additional information should be in Appendix B and can deleted here.
a.Response: We have made this change.

67.Comment: Page 15: General Description of Depositor, Registrant, and Sub-Accounts, Sub-Accounts – Identify the Appendix as Appendix B.
a.Response: We have made this change.

68.Comment: Page 15: General Description of Depositor, Registrant, and Sub-Accounts, Voting Rights – Provide detail on how votes will be allocated.
a.Response: We have added the sentence to “The number of votes you are entitled to for a Portfolio Company’s shares held in a Sub-Account in which you are invested is determined by dividing your Sub-Account value attributable to the Portfolio Company by the net asset value of a single Portfolio Company share. Fractional shares will be counted.”

69.Comment: Page 16: Charges and Deductions, Monthly Deduction - Revise 5) to say “cost of certain additional benefits”.
a.Response: We have made this change and removed “provided by riders”.

70.Comment: Page 16: Charges and Deductions, Administrative Expense Charge - Disclose current charges put in the current charge amount number
a.Response: We added the following “For example, a 45-year old non-smoking male with a Face Amount of $120,000 would pay 0.16 per $1,000 for the first $100,000 and 0.06 per $1,000 on the additional $20,000 for a total monthly Administrative Expense Charge of $17.20.”

71.Comment: Page 17: Charges and Deductions, Cost of Insurance Charge - Cross reference Death Benefit Options for more details regarding the corridor percentage.
a.Response: We added the cross reference to “Standard Death Benefits - Death Benefits- Death Benefit Options”.

72.Comment: Page 17: Charges and Deductions, Loans - Disclose from where the charge is deducted.
a.Response: We added “See Policy Loans for information regarding how Policy loans are deducted from the relevant accounts.” as the loan is based on an allocation discussed in that section.

73.Comment: Page 18: Charges and Deductions, Rider Charges - Add narrative description of optional benefit charges: current, basis of the charge, percentage or dollar amount. If current charge is in the Fee Table, can rely on that. See Instruction item 7(a).
a.Response: We updated the sentence to read “The Rider Charges are summarized in the Periodic Charges Other Than Portfolio Company's Operating Expenses table of this Prospectus.”

Sonny Oh, Esq.
February 16, 2021

74.Comment: Page 19: Charges and Deduction, Partial Withdrawal Service Fee – Describe how “remaining policy value” is deducted from policy value - from sub-accounts or fixed account.
a.Response: We added the following sentence “The partial withdrawal fee will be deducted in the same proportions as the partial withdrawal, see Making Withdrawals: Accessing the Money in Your Policy - Partial Withdrawals.” as the deduction is based on an allocation discussed in that section.

75.Comment: Page 21: General Description of the Policy, The Fixed Account - delete "and the disclosure describing the Fixed Account has not been reviewed by the SEC staff".
a.Response: We have made this change.

76.Comment: Page 22: General Description of the Policy, Changes to the Separate Account - clarify if “after providing notice to you” at the end of the section applies to all reserved rights above or just the last item. See Instruction item 8(d)(3).
a.Response: We clarified the sentence to provide that notice is only required for the last item.

77.Comment: Page 26: Purchase of Policy and Premiums, Premium Payments – Reconcile first sentence with third paragraph regarding planned premiums.
a.Response: We updated the first paragraph to state “The minimum initial payment as shown in your Policy must be paid in full for the Policy coverage to begin. After the initial payment, payments are flexible. You may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained in “Federal Taxes”. If you pay too little, the Policy will lapse subject to the Grace Period.”

78.Comment: Page 26: Purchase of Policy and Premiums, Premium Payments - Disclose if applicable Instruction item 9(d) information regarding frequency and method in third paragraph.
a.Response: Premiums are flexible so there are no payment frequencies from which to select, so frequency is not applicable. We have added the following method information regarding the ability to make electronic payments, “If you would like to make your payment through Monthly Automatic Payment, you may contact us at the number on the cover page, and we will provide you with information on the current methods available. Currently electronic fund transfers from your bank account are available.

79.Comment: Page 26: Purchase of Policy and Premiums, Premium Payments – Check cross reference of “How Your Policy Can Lapse” regarding Safety Net Premium; page 42, not page 30.
a.Response: We updated the cross reference to “How Your Policy Can Lapse - Lapse”.

80.Comment: Page 28: Purchase of Policy and Premiums, Sub-Account Valuation - Typographical error, “regular” not “regulator”.
a.Response: We have made this change.

81.Comment: Page 29: Death Benefits and Optional Insurance Benefits – Caption should be “Standard Death Benefits”; optional benefits are discussed in next section.
a.Response: We have made this change.

82.Comment: Page 31: Optional Benefits Available Under the Policy - Provide a brief description and applicable limitations of each optional benefit in this section. See Instructions items 11(b) and 11(c) and include one or more examples of each benefit. Need narrative and chart. Use information that was too detailed from the original Overview and move here.
a.Response: We have made significant changes to this section.

Sonny Oh, Esq.
February 16, 2021

83.Comment: Page 31: Optional Benefits Available Under the Policy, General – Revise first sentence to conform with Instructions, "other standard and/or optional".
a.Response: We have made this change.

84.Comment: Page 31: Optional Benefits Available Under the Policy, General – Delete starting with the second sentence through the third paragraph.
a.Response: We have made this change.

85.Comment: Page 32: Optional Benefits Available Under the Policy – Revise table generally to provide brief summary with longer description in the narrative section.
a.Response: We have made this change.

86.Comment: Page 32: Optional Benefits Available Under the Policy, Table, Guaranteed Insurability Rider – Delete the last sentence and put in narrative section.
a.Response: We have made this change.

87.Comment: Page 32: Optional Benefits Available Under the Policy, Table, Accelerated Death Benefit Rider, Terminal Illness – Revise in accordance with previous comments. Add limitation that policy value is reduced with benefit. Delete the last two sentences. Reconcile information with Fee Table information.
a.Response: We have made these changes.

88.Comment: Page 33: Optional Benefits Available Under the Policy, Table, Accelerated Death Benefit Rider, Chronic Illness - add Qualified Plan limitation found in terminal illness rider to chronic illness rider.
a.Response: We do not sell the policy to Qualified Plans, so we have deleted this information from the Accelerated Death Benefit Rider, Terminal Illness and not included in the Accelerated Death Benefit Rider, Chronic Illness limitations.

89.Comment: Page 33: Optional Benefits Available Under the Policy, Table, Accelerated Death Benefit Rider, Chronic Illness - Add relevant limitations: owner can only take a benefit once every 12 months; death benefit and policy value are reduced when benefit paid.
a.Response: We have made this change.

90.Comment: Page 33: Optional Benefits Available Under the Policy, Table, Overloan Protection Rider - Delete most of information in Purpose columns and Limitations columns and move to narrative. Only provide a brief overview in table.
a.Response: We have made this change.

91.Comment: Page 34: Optional Benefits Available Under the Policy - Add all optional benefits, such as asset allocation program, dollar cost average, and portfolio rebalancing, to the table.
a.Response: We have made this change.

92.Comment: Page 47: Legal Proceedings – Revise to include: to meet its obligations under the policies.
a.Response: We have add to the section to “Legal proceedings are material to the extent that they are likely to have a material adverse effect on the ability of the Separate Account, principal underwriter, or AAC to meet its obligations with respect to the Policy.”

93.Comment: Page 47: Financial Statements - Delete or revise “that appear in the pages that follow”.
a.Response: We have made this change.

Sonny Oh, Esq.
February 16, 2021

94.Comment: Page 47: Where You Can Find More Information - Delete caption and all of this section. It is on the back cover page in accordance with Instruction 1(b).
a.Response: We have made this change.

95.Comment: Page 53: Appendix B - Website address must be specific enough to get investors directly to the prospectus.
a.Response: We have updated the website address.

96.Comment: Page 53: Appendix B – Correct typographical error “service” and include specific website.
a.Response: We have made this change.

97.Comment: Page 53: Appendix B – Note all restrictions. Reflect any purchase payment restrictions from page 8. Assure that footnote 2 is complete.
a.Response: We do not limit purchase payments. The footnotes will be updated closer to May 1st.

98.Comment: Page 53: Appendix B – Revise table captions and use exact format in Form Instruction Appendix item 18.
a.Response: We have made this change.

99.Comment: Page 53: Appendix B - Invesco Advisers, Inc. provides “advised by Invesco Canada Ltd.”. Not clear if that is a sub-advisor. Clarify.
a.Response: We updated the parenthetical to “Subadviser - ”.

100.Comment: Page 54: Appendix B – Wherever it states “other investment advisers”, confirm there are at least 3 sub advisers. If any of them manage more than 30% though, must identify by name.
a.Response: We confirm that where it states “other investment advisers” there are 3 or more sub-advisers.

101.Comment: Page 56: Appendix B - Delete footnote 1 and footnote 3
a.Response: We have made this change.

102.Comment: Page 56: Appendix B – Add any additional restrictions to footnote 2.
a.Response: The fund table footnotes will be updated closer to the May 1st effective date once we have received information from the fund companies.

103.Comment: Page 56: Appendix B – If applicable, identify each Portfolio that is subject to an expense waiver. If so, note that annual expenses show a temporary fee reduction. See Instruction item 4.18.
a.Response: The fund table footnotes will be updated closer to the May 1st effective date once we have received information from the fund companies.

104.Comment: Page 57: Back Cover - AAC is not a defined term. Include in glossary as previously noted or spell out full name here.
a.Response: We have updated the Definitions to reference AAC as a defined term.

105.Comment: Page 57: Back Cover – Add disclosure that reports are on sec.gov website. Include EDGAR contract id. Instruction 1(b)(3) and (4).
a.Response: We have made these changes.

106.Comment: Statement of Additional Information, General Information and History, Depositor – Correct second sentence that is an incomplete sentence.

Sonny Oh, Esq.
February 16, 2021

a.Response: We have made this change.

107.Comment: Statement of Additional Information, General Information and History, Depositor - Define Allstate.
a.Response: We have removed “Allstate” as it was unnecessary.

108.Comment: Statement of Additional Information, General Information and History, Cyber Security Risks - Add Non-Principal Risk caption above this heading and remove Cyber Risks language from prospectus.
a.Response: We have made this change.

109.Comment: Statement of Additional Information, Services – Revise the subcaptions and disclosures to better align with Table of Contents.
a.Response: We have made these changes and updated the Table of Contents.

110.Comment: Statement of Additional Information – Revise “Variable Account” to “Separate Account”.
a.Response: We have made this change.

111.Comment: Statement of Additional Information – Table of Contents provides captions for Premiums, Additional Information, but these sections not in body. Add sections referenced in Table of Contents and confirm applicable Instruction items 23 and 24 are addressed.
a.Response: We have conformed the Table of Contents with the body captions. We confirm that all applicable items in Instruction items 23 and 24 have been addressed. Certain items described in the prospectus have not been duplicated in the SAI in accordance with the Instructions.

112.Comment: Statement of Additional Information, Underwriters and Experts – Add captions to Table of Contents.
a.Response: We have made this change.

113.Comment: Statement of Additional Information, Experts - Add principal business address of accountant.
a.Response: We have made this change.

114.Comment: Part C Other Information - Hyperlink all docs and exhibits referenced.
a.Response: We have updated the hyperlinks in the Part C. The hyperlinks for the exhibits will be updated when we file the applicable exhibits.

115.Comment: Part C Other Information - Provide exhibits or state “not applicable” for items (i) and (j).
a.Response: We have made this change.

116.Comment: Part C Other Information – Confirm that footnotes that incorporate other filings are accurate. Footnote 4 needs 1933 Act number and date of footnote 5 should be 2020.
a.Response: We have made this change and confirm that the footnotes are accurate.

117.Comment: Part C – Item numbers need revised to be consecutive, e.g., item 27 should be 31.
a.Response: We have made this change.

118.Comment: Initial Summary Prospectus - Addresses and phone numbers / fax numbers not required to be on cover page.

Sonny Oh, Esq.
February 16, 2021

a.Response: We have included just the mailing address.

119.Comment: Initial Summary Prospectus - Revise third paragraph that begins with “If you are a new investor”, to be substantively similar to the language required by Rule 489A.B.2(iv).
a.Response: We have updated the wording of this paragraph to substantially conform with Rule 489A(b)(2).

120.Comment: Initial Summary Prospectus -Revise “Contract” to “Policy”.
a.Response: We have made this change.

121.Comment: Initial Summary Prospectus – Delete first paragraph that SEC has not approved as it is duplicative.
a.Response: We have made this change.

122.Comment: Initial Summary Prospectus – Revise caption Optional Benefits to caption referenced in Rule 489A.B.
a.Response: We have revised the caption to Other Benefits Available Under the Policy.

123.Comment: Initial Summary Prospectus, Standard Death Benefits – Include disclosure required by Form Instruction 10(a)(i)(when coverage is effective),(iv), and (v)(form of benefits). See page 29 of prospectus for when coverage is effective, and page 33 of prospectus for form of benefits (10(a)(iv) and (v)).
a.Response: We have added the following as the last paragraph of the first section under "Standard Death Benefits": "We commence coverage of the Insured under the Policy, on the later of: (i) the Issue Date, (ii) the date that we receive your first Premium, or (iii) the date that all underwriting requirements have been met. We pay the Death Benefit proceeds in one sum or under an optional payment plan. You may request that the proceeds of the Policy be paid under an optional payment plan by submitting a request to us in writing before the death of the Insured. If at the time of the Insured’s death, no optional payment plan is in effect, the Beneficiary may choose an optional payment plan after the Death Benefit is payable and before it is paid."

124.Comment: Initial Summary Prospectus, Optional Benefits Available Under the Policy - Revise caption, “Other” not “Optional”.
a.Response: We have made this change.

125.Comment: Initial Summary Prospectus, Optional Benefits Available Under the Policy - Revise to "...other standard and/or optional benefits may be available...
a.Response: We have made this change.

126.Comment: Initial Summary Prospectus, Optional Benefits Available Under the Policy – Revise last two sentences regarding “benefits” to conform with Rule.
a.Response: We have made this change.

127.Comment: Initial Summary Prospectus, Optional Benefits Available Under the Policy – Include revised table from prospectus.
a.Response: We have made this change.

128.Comment: Initial Summary Prospectus, Buying the Policy, Premium Amount & Premium Due Dates - Add second paragraph from page 30 of the prospectus, premium payments, after the first paragraph.

Sonny Oh, Esq.
February 16, 2021

a.Response: We have made this change.

129.Comment: Initial Summary Prospectus - Add ck id in smaller font.
a.Response: We have made this change.

If you have any questions, please call me at (402) 304-7695.

Very truly yours,

/s/ Jan Fischer-Wade
Jan Fischer-Wade
Senior Attorney